Filed by Brookdale Senior Living Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Emeritus Corporation

(Commission File No. 001-14012)

The following is a transcript of a Brookdale conference call:

THOMSON REUTERS STREETEVENTS

EDITED TRANSCRIPT

BKD - Brookdale Senior Living Inc. at Citi Global Healthcare Conference

EVENT DATE/TIME: FEBRUARY 26, 2014 / 06:00PM GMT

CORPORATE PARTICIPANTS

Andy Smith Brookdale Senior Living Inc. - CEO

Mark Ohlendorf Brookdale Senior Living Inc. - Co-President & CFO

CONFERENCE CALL PARTICIPANTS

Gary Taylor Citigroup - Analyst

PRESENTATION

Andy Smith - Brookdale Senior Living Inc. - CEO

Thanks, Gary. We appreciate you having us here. We have a blended presentation here for you all today. It’s part our typical investor deck and then part our investor deck for the transaction that we just announced and that Gary alluded to just a second ago, our proposed merger with Emeritus.

In order to give you all sufficient time to ask questions, which I’m sure you have, I thought what I would do is summarize the first part of the investor deck. And I can do so very quickly and then we can get into the Emeritus transaction in greater detail. And, again, we want to leave you plenty of time to ask questions about that transaction.

As Gary indicated, today Brookdale is the largest provider of seniors housing in the United States. We have 649 communities. We have 67,000 units. We have the opportunity to serve 67,000 folks. And we’re privileged to have 50,000 associates on hand to do that who are passionately committed to enrich the lives of those who they serve.

Our industry is fortunate that we’re benefited by demographic tailwinds. Any which way you want to cut it, demographics are supportive of this industry. And we’ve got the most diversified service portfolio and the most diversified service platform in order to take advantage of those demographic tailwinds.

As Gary mentioned, we are in each vertical of the continuum of care, and by that I mean independent living, assisted living, memory care and skilled nursing. We’re the only player in the United States that participates in each of those verticals at scale across the country.

Integrated within that, also unique to the industry, is our ancillary services platform which is coordinated seamlessly into our day-to-day operations. And, for us, ancillary services means outpatient therapy, home health — either home health reimbursed by the Part A Medicare program or private-duty home health — and then hospice is a new product line for us. All of this is part of our philosophy of where we can serve — where we can provide more solutions to the residents that we are privileged to serve, we’re going to try to do that within our areas of competency.

Our business is 80% reimbursed by private pay sources. About 15% or so of our revenues come from Medicare. And that other 5% is a small portion of Medicaid and a small portion reimbursed by insurance companies.

Our strategy to take advantage of the favorable industry dynamics that we see out there in the marketplace is pretty simple. It’s pretty basic. We think there is, one, tremendous upside in the organic growth that we have within our portfolio. Number two, we have been investing heavily into our platform. That’s in terms of capital expenditure investments we’ve made in our existing communities, along with something that we call Program Max, which is our investment program to reposition our physical assets and expand our physical assets to provide more of the continuum of care in one place or one campus, as well as to better address the wants and needs of seniors and their families today, which is a little bit different than the wants and needs of seniors from, say, five years ago.

So Program Max is a huge investment alternative for us, Brookdale, that is standalone. I’m happy to say we’ve shown returns of 12% to 15% unleveraged on those investments. We would expect to continue to do that.

We’ve also initiated — the third prong of our strategy is our enhanced marketing programs that includes the opportunity to become established as the first nationally branded senior-living solutions provider. There’s a white space out there in the environment today, where nobody is known on a national basis as the top-quality senior living provider in this country. And we think — we’re going to take advantage of that opportunity to establish ourselves as the first truly national senior living brand.

And then, finally, we think there are huge opportunities for us to innovate the service solutions that we provide to provide additional innovative service solutions to the folks who are currently with us in our communities, as well as those that we call inside the walls, as well as to serve folks who are outside of our walls, where we can extend our brand out into the general community where we’ve got geographic concentration that permits us to do so.

Now, against all four of those core strategic pillars of our strategy, we expect for our industry to consolidate. And we’ve always expected to be acquisitive. Obviously, this transaction that we’ve just announced with Emeritus is a very large acquisition for us. It is the opportunity to combine the number one and number two players. And, from our perspective, it is completely consistent with the strategy that I just outlined and, in fact, supercharges and enhances the strategy that I just outlined for us.

So if we could skip to the Emeritus transaction, which is Slide 13 — what I’ve just done for you is summarize the first 12 pages as quickly as I could. Looking at the transaction as a very basic overview of it, we will be acquiring 100% of Emeritus’s outstanding securities in a stock-for-stock transaction. Each share of Emeritus’s stock will be converted into 0.95 shares of Brookdale stock. Post the transaction Emeritus’s shareholders will hold just under 27% of our shares. We expect to have 171 million shares outstanding after the transaction. And we expect the transaction to close in a routine fashion sometime in the third quarter of this year.

This merger creates by far by an order of magnitude the largest operator of seniors housing in the United States. We will have just under 1,200 communities that we operate, and right at 113,000 units. If you took 2013 revenues of the two companies and simply combined them, that’s right at $4.9 billion of combined revenue. The mixture of private pay versus governmentally reimbursed is roughly the same for both organizations, so we will stay at the 80% private pay level.

And you can see two different ways that you can stratify the platform. What I would mention is, the Company will become more assisted-living-oriented than Brookdale standalone. You will see that about 52% of the portfolio will be directed as assisted living.

And then we’re going to have a very diversified operating model. We will, most importantly, own about 38,500 units. That’s a very big portfolio of owned real estate. Our managed portfolio, which is where we manage assets for others, will drop to about 17% of the portfolio, and we’ll lease the remainder, which is right at 50%

In terms of geographic coverage, you can see here from the map that we will be in scale at almost every large, or almost every community where there are significant number of seniors in the United States. We will be in a combined 330 markets. That covers 81% of the entire population of the United States. We’re going to have a presence in all of the top 31 markets. We will be in the number one position in 18 of those markets. We’ll have a presence in 88 of the top 100 markets. And, most importantly, 6.5 million of folks over 80, which is our sweet spot, will live within 10 miles of one of the combined Company’s communities.

So this significantly enhances our geographic concentrations in particular markets, which we think is a real advantage for the Company going forward, as we take advantage in a number of different respects from density in key geographies.

As I mentioned, the first pillar of our strategy is to pursue organic growth, and we think there are great opportunities to do so. We think this merger in a number of different respects really enhances our opportunity to do so.

I’ll mention again our brand. We think this supercharges our brand activation. And it’s not often that you get to say — we’re going to, on a per-unit basis, going to be able to reduce the cost of establishing this national brand cost, but at the same time it’s going to make more powerful the brand message that we’ve got. We’re going to have many, many more communities which are convenient to this 6.5 million seniors who live within 10 miles of one of our communities. So we think our brand message is going to be powerfully reinforced. We think this gives us a real opportunity to expand our service continuum in particular markets.

A big part of our philosophy is — as many levels of care that you can provide, as many elements of the continuum that you can provide, on a campus or part of a connected network, the better. It’s a more attractive product for the seniors that you’re hoping to serve. So if you can have independent living and assisted living in the same place, you’re better off than simply having independent living. This combination obviously enhances our ability to introduce more levels of care into each of our markets and do so in a connected way.

When we look at the benefits of this transaction I’ll note three. I’ve already mentioned that we’re going to own an awfully large amount of real estate. This gives us the opportunity to capture for our shareholders all of the incremental value produced by growing EBITDA.

Associated with that real estate platform, in addition, we’ve come to talk to our Program Max 2.0, because we will have 500 more communities where we think we can initiate Program Max projects and generate these returns of 12% to 15% which we’ve been lucky to be receiving so far.

We also see spectacular revenue synergies when we look at this transaction. As an example of that, and again I mentioned previously part of our philosophy is — how do we get a greater share of the wallet of the folks that we’re currently serving, the 100,000 people that we will be serving post merger? How can we get a greater share of money they are already receiving by introducing new services on Brookdale’s account to them?

We’ve given an example, just as a thought provoking one here, is that the folks, these 100,000 folks that will be in a Brookdale community, right now they spend at right at $4.5 billion for healthcare services. If we can just get 1% of that, that’s a huge opportunity for us by introducing new innovation, services and solutions to take advantage of that. And, again, to get a greater share of what they are already spending and are going to spend.

We’ve also included — and Mark will talk here in just a second in terms of what we have in our base line accretion. We’ve included exporting our service products, our ancillary service products, into the existing Emeritus portfolio. Just by doing our existing services, which we have a great deal of experience in accomplishing, that’s about $100 million worth of revenue synergies which we think we can get by taking our ancillary services platform and incorporating it inside the walls of the existing Emeritus platform.

And then, finally, I’ll mention cost synergies. Mark’s going to go through this in greater detail. We see significant cost synergies resulting from this combination. And we expect to reduce our costs by about $45 million annually beginning in year three.

Before I turn it over to Mark I’ll mention just again we think there are huge opportunities for a platform of this size to take real advantage of where we see healthcare public policy in this country going. And, as I mentioned earlier, when you think just one element of that opportunity is — of the $4.5 billion that these 100,000 folks spend on healthcare, again, if we can capture just 1% of that, that’s $45 million of additional revenue here.

To give you an example or an illustration of the new service lines that we could provide to folks, you will see here in black the services that we currently provide. That’s all the way from home health to the highest level of the continuum is inpatient rehab in our skilled nursing communities. Outlined in green are just a few examples of new service solutions that we can produce over time. That would extend to palliative care, disease management, geriatric care management, geriatric assessment programs, wellness programs, all sorts of different innovation greenfield activity that we can take advantage of, given the size and scope of this platform after this merger is consummated.

I’ll turn it over to Mark. You can go through some of the details.

Mark Ohlendorf: We’ve included in the baseline model that we communicated last Thursday night roughly $0.40 per share of accretion from the transaction. The $0.40 a share is the Year 3 number for accretion. It is broken down principally into three areas. The last of the three, which is roughly $0.14 a share, or $25 million a year — Andy mentioned the ancillary revenue synergy that we expect to see by rolling out Brookdale ancillary programs into the Emeritus portfolio. That’s the first item.

Two cost synergies that we’ve assumed in our numbers — the G&A cost of the combined Company is roughly $250 million. And we’ve assumed roughly $25 million of savings in that area, or an additional $0.14 a share.

And then, at the community cost level we’ve assumed savings of roughly $20 million a year, or $0.12 a share. Those costs would be in areas such as insurance, food purchasing, supply purchasing, and the like.

We’ve had a fair amount of experience at Brookdale on rolling organizations up together and experiencing these kinds of cost synergies. The Company started as the merger of Brookdale and Alterra, followed the next year by the merger of American Retirement, followed a couple of years ago by the merger of Horizon Bay. So we think these synergies we’re articulating here are achievable, perhaps a little bit conservative, although the scale of the integration activity is fairly substantial here.

There are some meaningful upsides here. And there are particular revenue synergies where we see significant opportunity, again, capturing more of the healthcare services that the combined Company’s residents need, as well as getting into the broader market where, again, 6 million seniors over age 80 will be within 10 miles of one of the combined Company’s communities.

The opportunity for working outside of our physical communities into the broader market is quite dramatic here. And when you add to that the fact that we’ve started to activate a national brand, that brand will have even more local representation now in denser markets. Clearly that’s a very substantial opportunity for us.

Again, Program Max 2.0, this is where we add on to communities or reconfigure communities. We have a history of producing solid returns in this area. And we now have more than 500 additional locations to assess for Program Max opportunities.

There are certainly some additional cost synergy opportunities here that, quite frankly, we’ve never tried to manage before. There is a piece of our cost structure that is very local. We buy things like food and produce and milk. And the guy that removes the snow is local. We’ve never really networked a lot of local synergies into the Company before. Clearly we have an opportunity to try to save some money in some of those locally procured items now, where we haven’t had the scale to pursue those before.

Also, on the real estate side of things, we will have between the two companies, purchase options on $2.25 billion, $2.50 billion of real estate over the next number of years. These are situations where we have bargain purchase options, meaning the strike price in the option is below the fair market value of the asset, as we view that today. The present value of those options we’re estimating $350 million to $400 million of embedded value. Not a real kind of P&L synergy, but over time it’s an opportunity for the Company to own more real estate and capture more value for our shareholders.

In terms of the balance sheet impact of things, in the fourth quarter Brookdale’s adjusted debt to adjusted EBITDA was 5.6 times. Emeritus’s leverage profile slightly higher. So post deal, that goes up to about 6.2. Our target for leverage is 6.0, and we think that organically the business will grow back to that level within 12 to 18 months after the closing of the deal.

Some of the big kind of headline numbers on the combined Company — revenues just short of $5 billion; adjusted EBITDA, CFFO numbers you see. It’s a company of substantial size. It’s in the league of the lower end of the Fortune 500 and S&P 500 companies. It’s hard to predict whether we make it into that level or not, but clearly a substantial enterprise.

The next steps here, we are in the process of completing a number of regulatory approvals. Those include Hart-Scott antitrust clearance, transferring healthcare regulatory permits, largely in the Emeritus portfolio. We also are beginning the process of obtaining routine lender approvals. We did obtain consents from the primary healthcare REITs before we signed and announced the transaction. But there’s some more administrative consents that are required. We’re in the process of preparing a joint proxy, which we expect to be filed by the end of next month.

And then, following the shareholder meetings and obtaining these regulatory consents, we expect to see a closing sometime in the third quarter.

What questions can we answer?

QUESTION AND ANSWER

Gary Taylor - Citigroup - Analyst

Great. Thank you very much. I’ll start and then I’ll just go around the room a little bit. This might be a dumb question — is there any SPC] consideration at all? I guess we just haven’t seen enough deals, I haven’t, of this size and scope to think about the SPC being very active in the senior housing.

Andy Smith - Brookdale Senior Living Inc. - CEO

It’s not a dumb question at all. They certainly have to review it. We have to go through the Hart-Scott-Rodino process. We don’t expect any problems in that regard. Even though we are going to be the largest senior housing provider by an order of magnitude, we’re still only 10% of the top 100 market. So we don’t — we have to go through the process. We don’t expect a problem.

Gary Taylor - Citigroup - Analyst

And can you just talk a little bit — I mean, the stock is up, I think, 5% or so since the deal was announced and certainly investors are probably very focused on just that EPS accretion in the near term. But what do you think building this national brand really gives you over the longer term? Presumably just continues to attract occupancy, continues to give you the ability to build out the communities, add capacity, et cetera. But what do you think the market as a discounting mechanism perhaps isn’t valuing yet?

Andy Smith - Brookdale Senior Living Inc. - CEO

Well, I think there are huge opportunities around the brand. Again, as I would say, there’s a white space out there which nobody has taken control of and we think we can do it. Once we are established and are synonymous on a national basis as being synonymous with the top quality senior-living solutions provider, we will translate into advantages in terms of occupancy, as you mentioned, rate. We think it will be self-reinforcing. We think it will help us in terms of attracting associates and employees.

So there are a number of different ways, both tangible and intangible, that we think will be benefited by establishing ourselves in this way. And once we do it, we think it’s a real protective mode around our business, because we don’t think anybody else is going to be able to come close.

Unidentified Audience Member

(Inaudible) just a little bit more specifics on why the brand — how does the thought process work from the customer level on why the brand — how does that matter?

Andy Smith - Brookdale Senior Living Inc. - CEO

Why does it make sense?

Unidentified Audience Member

Yes. Why does that make sense?

Andy Smith - Brookdale Senior Living Inc. - CEO

Okay. Thank about it this way. First off, brand is just part of our enhanced marketing activities which we’ve begun to implement a little bit less than a year ago. And that means we are now thinking about marketing I believe differently than the way this industry has thought about it in the past. It’s a national marketing campaign, telescoping down to a regional marketing and then local marketing.

If you look out five years ago, one of the principal marketing tools that this industry used, and some people still do, was the Yellow Pages. So that gives you some example of the opportunity to enhance our marketing programs.

To speak specifically to brand, what I think the advantages are, one of the biggest unmet needs folks have — think about how they access and think about both aging and then how they access or think about accessing senior housing solutions. They wait until something happens. Usually this is with their parents. The decision makers in most cases are going to be the adult children, normally a female in the age of 55 to 65 years old. They avoid having conversations with their parents as chronic conditions of aging happen, that sort of thing.

And then something happens. There’s some sort of emergency. They’re in a state of stress and tension and they don’t, frankly, know what to do. That’s one of the biggest unmet needs that seniors and their adult children — they don’t know what to do. They don’t know — do I need a nursing home? Do I need an assisted living community? Should I go to an enriched environment around independent living? They simply don’t know what to do.

Our goal here is to establish ourselves as the go-to place for senior living solutions, so that when something happens, A, that we can engage in a conversation with seniors and their adult children sooner in the process in a more deeply and informed way, to match that unmet need of — I don’t know what to do and I’m in an emergency. So we’re hoping to start the conversation with them earlier and we’re hoping to establish the name of Brookdale as the solutions provider for them, no matter what their senior living solution may be, their want or need may be.

I hope that answered your question.

Gary Taylor - Citigroup - Analyst

Has no one sort of tackled this?

Andy Smith - Brookdale Senior Living Inc. - CEO

No.

Gary Taylor - Citigroup - Analyst

And I’m trying to understand — what’s the history? Why is this — why is it so unconsolidated? Just some sort of background.

Andy Smith - Brookdale Senior Living Inc. - CEO

Yes. Historically folks have — and you’ll find most brand equity in seniors housing is very local. It’s the Assisted Living Community at Elm Hill, or the Assisted Living Community at Cherry Park, whatever. It’s very locally oriented. And the marketing campaign has been very locally oriented.

And, frankly, folks have — when we started this, this is a product of two or three years of study before we actually implemented it. When we looked at our collaterals, they looked like everybody else’s. You go look at senior housing collaterals across this country and they all look exactly the same. And so it’s an area where the industry has an opportunity to mature. Relatively young industry — we have an opportunity to mature. And we think Brookdale is specially positioned to take advantage of, again, what I would call this white space that’s out there.

Unidentified Audience Member

Could you talk about local scale and density and the advantages of that? Places where you have local density today and where you don’t, and the difference in costs and the difference in maybe occupancy where one place is full but you’ve got a place 6 miles away that [has] that capacity. And how much advantage is that in terms of — on the revenue side and the cost side?

Mark Ohlendorf - Brookdale Senior Living Inc. - Co-President & CFO

Again, our business is 80% private pay. So every market is somewhat different. And in spite of the fact that we’re going to be 10% of the market, today we’re only 6% of the market. So there actually are two dozen markets or so where we would say today we operate at scale with a range of product in those markets.

Generally, the advantages we see in those markets are more revenue based. Because think of it as kind of extending the customer experience. People may come to senior housing at different points and with different needs. The classic way of thinking is somebody comes to independent living. Then they get frailer; they go to assisted living. They may need dementia care. They may need skilled nursing. That is, in fact, the way the acuity continuum works.

But realistically, people enter senior housing at different places. Again, they’re not planning for this by and large. It’s a need-based decision. So if they’ve just come out of the hospital after a hip replacement, they may need to go to skilled nursing for rehab for a period of time, and then go to assisted living or independent living.

So when we’ve got that scale in the market, we have more access points for people. And then, once they’re in our communities, have a good experience, they tend to be with us for a more extended period of time. So what you tend to see are somewhat higher occupancy, therefore somewhat higher margin performance in those kind of markets that are multiproduct in scale.

Unidentified Audience Member

Just two questions. Can you talk about any feedback these healthcare REITS provided you? I know you guys got consent before the deal. And then, second, can you just talk about what part of the value chain you see the greatest opportunities.

Andy Smith - Brookdale Senior Living Inc. - CEO

Okay. In terms of your first question, all of the healthcare REITs consented to the transaction. They’re all supportive of it. That’s both publicly and privately. I think they feel good about the fact that it will be transformational for Brookdale. They think it will be transformational for the industry itself. And they think it will be advantageous to them, too.

As an example, we have an opportunity to make jointly with all of our healthcare REIT partners Program Max type investments in their leased portfolios that we happen to lease from them. So they’re very supportive of the transaction and are happy for us and enthusiastic for our success.

Your second question was what sort of revenue opportunities do we see?

Unidentified Audience Member

(Inaudible) value chain (inaudible).

Andy Smith - Brookdale Senior Living Inc. - CEO

That’s hard for me to isolate down to one, because I think there are a half a dozen value-creating opportunities which we have not included in our underwriting. Mark listed several of them. A couple I would mention is we think this really supercharges our opportunity where we have geographical scale to extend our brand out into the general community and capture incremental revenue by doing so.

Just a couple of examples — we can provide food service programs to folks in the surrounding community. There are private duty home health opportunities to folks outside in the community. That’s a very significant opportunity. The opportunity to, again, capture part of the wallet of the folks who are actually inside of our walls and part of our communities. We have a list of, literally, 50 different ideas that we can take advantage of. The hardest thing we’re going to have to do there is to actually focus our activities on just a few, so that we can do them right, and then move on to the balance of the 50.

But that’s no different than what we’ve done in the past. We started with outpatient therapy. Then we went to home health. Now we’re going to private duty home health inside of our communities as well as hospice. So just an effort to strengthen our relationship with our existing customers, get a deeper share of their wallet. Those are two that I would mention. Program Max 2.0 was, again, not in any of our numbers — spectacularly large opportunity. Any you want to mention?

Mark Ohlendorf - Brookdale Senior Living Inc. - Co-President & CFO

No. I think folks are generally familiar with the healthcare services and products type opportunities. Pharmacy could theoretically be an opportunity at some point, although I think we’ve tried to enter that business and failed at it —

Andy Smith - Brookdale Senior Living Inc. - CEO

Half a dozen times.

Mark Ohlendorf - Brookdale Senior Living Inc. - Co-President & CFO

Yes, several ways. DME is certainly a big need for seniors. But even beyond healthcare services and supplies, it’s 100,000 seniors with a lot of financial assets. So there are opportunities on the financial side of things, the insurance side of things. When you think about the number of people we’ll touch, 100,000 customers, 80,000 associates, our resident families, our associate families, this is a broader community of 0.5 million people. So anything that you can think of in that kind of a service continuum and product continuum, theoretically we could pursue it.

Gary Taylor - Citigroup - Analyst

All right. Talk about how the lease/purchase options work and what type of cadence we might see those being executed over time and how that might change your percent ownership of the portfolio (inaudible) percent.

Mark Ohlendorf - Brookdale Senior Living Inc. - Co-President & CFO

Sure. We talked a little bit about this Thursday night. The combined Company has bargain purchase options on roughly 10,500 units. We estimate the real estate value of those assets somewhere between $2.25 billion, $2.75 billion. About 60% of those purchased options are exercisable through the end of 2017 and about 40% of them after that.

It’s primarily — well, obviously capturing the value of the option, it’s an in-the-money option. So that’s kind of the most explicit value we can capture for our shareholders. We’ve said before, given a choice we’d rather own the real estate. It’s a more flexible form of financing. It allows us to execute on things like Program Max. It allows us to manage the portfolio more closely. Now, from time to time you do see value disparities in the market. But we think at this point continuing to accumulate the real estate is a wise thing to do.

Now, those are circumstances where we have in-the-money options, if you will. We also have purchase options in some of the leases that are fair market value for just purchase options. And you could argue that there’s a fair amount of value in those options as well, simply because it’s an opportunity to meaningfully reconfigure the capital structure at that point.

It becomes a little bit of a question around relative cost of capital and growth profile and so forth when you look at those purchase options. But what we’re talking about are the 10,000 units where we have kind of in-the-money options. That represents a little bit under 10% of the combined Company. The owned real estate could in that case go from 38,500 units to 49,000 units. Again, this is over an extended period of time, but it does have a meaningful effect.

Unidentified Audience Member

How much value would you say is [at the] money, if these are bargain purchase options at $2.5 billion or $2.3 billion? (Inaudible) the money, ballpark, (inaudible).

Mark Ohlendorf - Brookdale Senior Living Inc. - Co-President & CFO

You know, that is a good question and I don’t even have the information right in front of me.

Unidentified Audience Member

Okay. But the idea is that this could add potentially 10% —

Mark Ohlendorf - Brookdale Senior Living Inc. - Co-President & CFO

To the owned portfolio,

Unidentified Audience Member

To the owned portfolio, yes.

Gary Taylor - Citigroup - Analyst

I have a question. How many communities, so just putting these two companies together, actually expand the continuum, or bring one of the elements of senior housing that wasn’t already there? (multiple speakers) —

Andy Smith - Brookdale Senior Living Inc. - CEO

Is that in a particular market?

Gary Taylor - Citigroup - Analyst

Right.

Andy Smith - Brookdale Senior Living Inc. - CEO

Yes. Gary, I don’t have any exact number. Obviously, there are many circumstances where we’re going to have a greater degree of geographical concentration. And, therefore, in many of those cases we are either going to introduce new levels of care into that local marketplace, or through Program Max have an enhanced opportunity to do so. I mean, there are dozens and dozens of those opportunities.

Gary Taylor - Citigroup - Analyst

^ And what do you think on the new combined Company, the annual unit growth looks like in terms of expansion — greenfield, acquisition?

Andy Smith - Brookdale Senior Living Inc. - CEO

First off, I don’t think we’ll do a lot of greenfield development. Emeritus has a small greenfield program that we will thinking about. We obviously will continue what they have in the pipeline and we’ll treat their development partners fairly in any event. Program Max in itself is a huge development opportunity. So we would tend to focus not on greenfield but on Program Max.

In terms of — I don’t have an estimate for you on new unit expansions or repositionings. We haven’t had the opportunity to do detailed plans on all 500 of their communities. But suffice it to say, again, I think there are just going to be — the opportunities are going to go on for as long as the eye can see.

Gary Taylor - Citigroup - Analyst

And my last question. I guess when you think about — you highlighted 100,000 residents, $4.5 billion of healthcare spend, and you’re capturing maybe — I don’t know what Emeritus was doing ancillary revenue, less than you I think, but $300 million or $400 million of that today maybe.

Andy Smith - Brookdale Senior Living Inc. - CEO

Yes.

Gary Taylor - Citigroup - Analyst

So you’ve got kind of $4 billion of leakage or whatever you want to describe it as out of your resident population. What do you think about the strategy that some of the other post-acute companies that are really aggressively targeting that leakage and they want it as bad as you do? And I’m thinking of hospitals that — episodic players, but are now talking about home health and hospice. Every nursing home we follow really wants to do less [SNP] and more home health and hospice, you know, kindred LTAC, inpatient rehab, but really the growth is on home health and hospice. Just generally, strategic thoughts on all these players that are targeting that same piece?

Andy Smith - Brookdale Senior Living Inc. - CEO

Well, I guess — we’re going to run out of time here. I’d say, in summary, the post-acute space is clearly evolving. Healthcare in the country is clearly evolving. And we think that this platform gives us a enhanced and leveraged position to participate in it and to take advantage of those evolutionary trends.

We think we have an opportunity to be a partner with many of the folks you talked about. But we also think we have the opportunity to capture a lot of that spend on our own, too. And the size and scale of this enterprise really supercharges that opportunity.

Gary Taylor - Citigroup - Analyst

Okay, great. We’ll leave it there. Thank you very much.

Andy Smith - Brookdale Senior Living Inc. - CEO

Thank you.

Mark Ohlendorf - Brookdale Senior Living Inc. - Co-President & CFO

Appreciate it.

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Forward Looking Statements

Certain items in this communication (including statements with respect to the merger of Brookdale and Emeritus) may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Those forward-looking statements are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “intend,” “expect,” “endeavor,” “seek,” “anticipate,” “estimate,” “overestimate,” “underestimate,” “believe,” “could,” “would,” “project,” “predict,” “continue,” “plan” or other similar words or expressions. Although we believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be attained and actual results could differ materially from those projected. Factors which could have a material adverse effect on our operations and future prospects or which could cause events or circumstances to differ from the forward-looking statements include, but are not limited to, the risk associated with the current global economic situation and its impact upon capital markets and liquidity; changes in governmental reimbursement programs; our inability to extend (or refinance) debt (including our credit and letter of credit facilities) as it matures; the risk that we may not be able to satisfy the conditions precedent to exercising the extension options associated with certain of our debt agreements; events which adversely affect the ability of seniors to afford our monthly resident fees or entrance fees; the conditions of housing markets in certain geographic areas; our ability to generate sufficient cash flow to cover required interest and long-term operating lease payments; the effect of our indebtedness and long-term operating leases on our liquidity; the risk of loss of property pursuant to our mortgage debt and long-term lease obligations; the possibilities that changes in the capital markets, including changes in interest rates and/or credit spreads, or other factors could make financing more expensive or unavailable to us; our determination from time to time to purchase any shares under the repurchase program; our ability to fund any repurchases; our ability to effectively manage our growth; our ability to maintain consistent quality control; delays in obtaining regulatory approvals; the risk that we may not be able to expand, redevelop and reposition our communities in accordance with our plans; our ability to complete acquisitions and integrate them into our operations; competition for the acquisition of assets; our ability to obtain additional capital on terms acceptable to us; a decrease in the overall demand for senior housing; our vulnerability to economic downturns; acts of nature in certain geographic areas; terminations of our resident agreements and vacancies in the living spaces we lease; early terminations or non-renewal of management agreements; increased competition for skilled personnel; increased union activity; departure of our key officers; increases in market interest rates; environmental contamination at any of our facilities; failure to comply with existing environmental laws; an adverse determination or resolution of complaints filed against us; the cost and difficulty of complying with increasing and evolving regulation; risks relating to the merger, including in respect of the satisfaction of closing conditions to the merger; unanticipated difficulties and/or expenditures relating to the merger; the risk that regulatory approvals required for the merger are not obtained or are obtained subject to conditions that are not anticipated; uncertainties as to the timing of the merger; litigation relating to the merger; the impact of the transaction on relationships with residents, employees and third parties; and the inability to obtain, or delays in obtaining cost savings and synergies from the merger; as well as other risks detailed from time to time in our filings with the Securities and Exchange Commission, including our Annual Report on Form 10-K and Quarterly Reports on Form 10-Q. We expressly disclaim any obligation to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with regard thereto or change in events, conditions or circumstances on which any statement is based.

Additional Information and Where to Find It

In connection with the merger, Brookdale plans to file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement of Brookdale and Emeritus that also constitutes a prospectus of Brookdale, as well as other relevant documents concerning the proposed transaction. STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A free copy of the joint proxy statement/ prospectus and other filings containing information about Brookdale and Emeritus may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from Brookdale at www.brookdale.com under the heading “About Brookdale /Investor Relations” or from Emeritus at www.Emeritus.com under the heading “Investor Relations.”

Brookdale and Emeritus and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Brookdale’s and Emeritus’ stockholders in connection with the merger. Information about the directors and executive officers of Brookdale and their ownership of Brookdale common stock is set forth in the proxy statement for Brookdale’s 2013 annual meeting of stockholders, as filed with the SEC on Schedule 14A on April 30, 2013. Information about the directors and executive officers of Emeritus and their ownership of Emeritus common stock is set forth in the proxy statement for Emeritus’ 2013 annual meeting of stockholders, as filed with the SEC on Schedule 14A on April 9, 2013. Additional information regarding the interests of those participants and other persons who may be deemed participants in the merger may be obtained by reading the joint proxy statement regarding the merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.